UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
  ________________________
SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 30)*

 ________________________

Toll Brothers, Inc.
(Name of Issuer)

 ________________________
Common Stock
(Title of Class of Securities)
889478103
(CUSIP Number)
December 31, 2022
(Date of Event Which Requires Filing of this Statement)
   ________________________
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b)
☐ Rule 13d-1(c)
☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 889478103

(1)	Names of reporting persons Robert I. Toll(i)
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 250,000
(6) Shared voting power 202,957
(7) Sole dispositive power 250,000
(8) Shared dispositive power 202,957
(9)	Aggregate amount beneficially owned by each reporting person 452,957
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 0.4%(ii)
(12)	Type of reporting person (see instructions) IN

(i)    The Reporting Person passed away on October 7, 2022. This Schedule 13G/A is being filed by his estate as an exit filing to reflect that the Reporting Person ceased to be the beneficial owner of more than 5% of a class of securities of the issuer.
(ii)    In computing the percentage ownership, the Reporting Person assumed that there are 110,727,000 shares of Common Stock outstanding, as reported by Toll Brothers, Inc. in its Annual Report on Form 10-K for the year ended October 31, 2022, as filed with the Securities and Exchange Commission on December 19, 2022.

Item 1 (a).	Name of Issuer:
Toll Brothers, Inc.

Item 1 (b).	Address of Issuer’s Principal Executive Offices:
1140 Virginia Drive
Fort Washington, PA 19034

Item 2 (a).	Name of Person Filing:
Robert I. Toll(i)
(i)    The Reporting Person passed away on October 7, 2022. This Schedule 13G/A is being filed by his estate as an exit filing to reflect that the Reporting Person ceased to be the beneficial owner of more than 5% of a class of securities of the issuer.

Item 2 (b).	Address of Principal Business Office or, if none, Residence:
Toll Brothers, Inc.
1140 Virginia Drive
Fort Washington, PA 19034

Item 2 (c).	Citizenship:
United States

Item 2 (d).	Title of Class of Securities:
Common Stock

Item 2 (e).	CUSIP Number:
889478103

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:
Not Applicable

(a)	☐	Broker or Dealer registered under section 15 of the Act

(b)	☐	Bank as defined in section 3 (a) (6) of the Act

(c)	☐	Insurance Company as defined in section 3 (a) (19) of the Act

(d)	☐	Investment Company registered under section 8 of the Investment Company Act

(e)	☐	Investment Adviser registered under section 203 of the Investment Advisers Act of 1940

(f)	☐	Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income of 1974 or Endowment Fund; see 240.13d-1 (b) (1) (ii) (F)

(g)	☐	Parent Holding Company, in accordance with 240.13d-1 (b) (ii) (G) (Note: See Item 7)

(h)	☐	Saving Association as defined in Section 3(b) of the Federal Deposit Insurance Act

(i)	☐	Church Plan is excluded from the definition of an Investment Company under Section 3(c)(14) of the Investment Company Act

(j)	☐	Group in accordance with 240.13d-1(b) (1) (ii) (J)

Item 4.	Ownership:

(a)Amount Beneficially Owned:
452,957

(b)Percent of Class:
0.4%(ii)
(ii)    In computing the percentage ownership, the Reporting Person assumed that there are 110,727,000 shares of Common Stock outstanding, as reported by Toll Brothers, Inc. in its Annual Report on Form 10-K for the year ended October 31, 2022, as filed with the Securities and Exchange Commission on December 19, 2022.

(c)Number of Shares as to which such person has:

(i)    sole power to vote or to direct the vote:
250,000

(ii)shared power to vote or to direct to the vote:
202,957
(iii)sole power to dispose or to direct the disposition of:
250,000

(iv)shared power to dispose or to direct the disposition of:
202,957

Item 5.	Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
Not Applicable

Item 8.	Identification and Classification of Members of the Group.
Not Applicable

Item 9.	Notice of Dissolution of Group.
Not Applicable

Item 10.	Certification.
Not Applicable
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 19, 2023	/s/ Jane Toll
Jane Toll, as Personal Representative of the Estate of Robert I. Toll